Exhibit 99.1

Date: 19/03/2010	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NYSE

Subject: COMPTON PETROLEUM CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	31/03/2010
Record Date for Voting (if applicable) :	31/03/2010
Beneficial Ownership Determination Date :	31/03/2010
Meeting Date :	12/05/2010
Meeting Location (if available) :	Calgary AB

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	204940100	CA2049401003

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for COMPTON PETROLEUM CORPORATION